Folio Investments, Inc.

Statement of Financial Condition
as of December 31, 2020

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SEC FILE NUMBER
8-52009

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Folio Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8180 Greensboro Drive, 8th Floor
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Fyffe (703) 245-4920
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1800 Tysons Boulevard	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

This report* contains (check all applicable boxes):

☒ (a) Facing page

☒ (b) Statement of financial condition

☐ (c) Statement of earnings

☐ (d) Statement of changes in stockholder's equity

☐ (e) Statement of changes in subordinated borrowings

☐ (f) Statement of cash flows

☐ (g) Statement of comprehensive income

☐ (h) Computation of net capital pursuant to Rule 15c3-1

☐ (i) Computation for determination of reserve requirements pursuant to Rule 15c3-3

☐ (j) Information relating to the possession or control requirements under Rule 15c3-3

☐ (k) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3

☐ (l) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

☐ (m) An oath or affirmation

☐ (n) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)

☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

☐ (p) Statement of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges

☐ (q) Statement of segregation requirements and funds in segregation for customers' dealer options accounts

☐ (r) Statement of secured amounts and funds held in separate accounts pursuant to Commission Regulation 30.7

☐ (s) Computation of CFTC Minimum Net Capital Requirement

☐ (t) Statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(F) of the CEA

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOLIO INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION

INDEX



Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholder of Folio Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Folio Investments, Inc. ("the Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 18, 2021

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, 1000 Wilson Blvd, Suite 2400, Arlington, VA 22209
T :703-847-1900, F :N/A, www.pwc.com/us

1

FOLIO INVESTMENTS, INC.
Statement of Financial Condition

$ in thousands	As of December 2020
Assets	
Cash	**$ 21,872**
Receivables:	
Brokers, dealers and clearing organizations	**10,362**
Customers and counterparties (net of an allowance for credit losses of **$1,139**)	**14,022**
Financial instruments owned (at fair value)	**12,281**
Other assets	**5,318**
Total assets	**$ 63,855**
Liabilities and stockholder's equity	
Payables:	
Brokers, dealers and clearing organizations	**$ 747**
Customers and counterparties	**18,041**
Other liabilities	**11,717**
Total liabilities	**30,505**
Contingencies and guarantees	
Stockholder's equity	
Common stock ($0.0001 par value; 1,000 shares authorized, issued and outstanding)	**–**
Additional paid-in capital	**22,354**
Retained earnings	**10,996**
Total stockholder's equity	**33,350**
Total liabilities and stockholder's equity	**$ 63,855**

Notes to Statement of Financial Condition

Note 1.

Description of Business

Folio Investments, Inc. (the Company), a Virginia corporation registered as a U.S. broker-dealer, is a wholly-owned subsidiary of Folio Financial, Inc. (the Parent). On September 18, 2020, the Parent was acquired by and is now a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc. and, collectively with its consolidated subsidiaries, GS Group), a Delaware corporation.

The Company offers Internet-based portfolio creation, trading and management services. It also provides trade execution, clearance and settlement services.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2020 refer to the date December 31, 2020. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The Company's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Note 4 for policies on fair value measurements. All other significant accounting policies are either described below or included in the following footnotes:

Fair Value Measurements	Note 4
Financial Instruments Owned	Note 5
Other Assets	Note 6
Unsecured Borrowings	Note 7
Other Liabilities	Note 8
Contingencies and Guarantees	Note 9
Transactions with Related Parties	Note 10
Income Taxes	Note 11
Credit Concentrations	Note 12
Legal Proceedings	Note 13
Employee Incentive Plans	Note 14

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to the allowance for credit losses on receivables, provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations), and provisions for losses that may arise from tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Liabilities at Fair Value

Financial instruments owned are recorded at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. See Note 4 for further information about fair value measurements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the assets transferred.

Cash

Cash included cash and due from banks of $5.1 million as of December 2020.

The Company segregates cash for regulatory and other purposes related to client activity. Cash segregated for regulatory and other purposes was $16.8 million as of December 2020.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. The receivables primarily relate to a deposit with a clearing corporation. Such receivables generally do not give rise to material credit risk for the Company. As such, generally no allowance for credit losses is held against these receivables. Payables to brokers, dealers and clearing organizations primarily includes payables when the Company has failed to receive securities from a seller by the settlement date. As these receivables and payables are not accounted for at fair value, they are not included in the Company's fair value hierarchy in Note 4. Had these receivables and payables been included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2020.

Notes to Statement of Financial Condition

Receivables from Customers and Counterparties

Substantially all receivables from customers and counterparties consist of customer margin loans and fee receivables. These receivables are accounted for at amortized cost net of any allowance for credit losses, which generally approximates fair value. As of December 2020, the Company held an allowance for credit losses of $1.1 million against these receivables. To mitigate credit exposure on customer margin loans, the Company monitors the market value of these transactions and delivers or obtains additional collateral due to changes in the market value of the transactions, as appropriate. As these receivables are not accounted for at fair value, they are not included in the Company's fair value hierarchy in Note 4. Had these receivables been included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2020. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Receivables from customers and counterparties includes receivables from contracts with clients and contract assets. Contract assets represent the Company's right to receive consideration for services provided in connection with its contracts with clients for which collection is conditional and not merely subject to the passage of time. The Company's receivables from contracts with clients were $1.3 million as of December 2020. As of December 2020, there were no contract assets.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the Company's customers' securities activities. These payables are accounted for at cost, which generally approximates fair value. As these payables are not accounted for at fair value, they are not included in the Company's fair value hierarchy in Note 4. Had these payables been included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2020.

Recent Accounting Developments
Measurement of Credit Losses on Financial Instruments (ASC 326). In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model.

Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings.

The Company adopted this ASU in January 2020 under a modified retrospective approach. Adoption of the ASU did not have a material impact on the Company's statement of financial condition.

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs.

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for all of the Company's financial instruments owned are based on unadjusted quoted prices in active markets and are classified in level 1 of the fair value hierarchy.

Notes to Statement of Financial Condition

Note 5.

Financial Instruments Owned

As of December 2020, the Company's financial instruments owned consisted of $12.3 million of equity securities, all of which were in Level 1. The Company's equity securities, which are held to facilitate client activity, include public equities and exchange-traded funds.

Note 6.

Other Assets

The table below presents other assets by type.

$ in thousands	As of December 2020
Income tax-related assets	$ 2,219
Miscellaneous receivables and other	3,099
Total	$ 5,318

In the table above, miscellaneous receivables and other primarily includes $2.2 million of customer lists that are held for sale. Upon the acquisition of the Parent by Group Inc., the Company adopted a plan to sell certain retail brokerage accounts and, in connection with this planned sale, it reclassified the entire carrying value of intangible assets as assets held for sale. In November 2020, the Company entered into an agreement with Interactive Brokers LLC to sell these accounts. Substantially all of these intangible assets consisted of customer lists relating to the Company's purchase of certain brokerage accounts of Motif Investing, Inc. in an asset acquisition in May 2020. The Company recorded $2.2 million of intangible assets in connection with this purchase, based on an estimate of the amount of contingent consideration to be paid for these accounts. See Note 16 for further information about the sale to Interactive Brokers LLC.

Note 7.

Unsecured Borrowings

The Parent maintained a credit facility with a group of banks under which the Company was permitted to borrow. Upon the acquisition of the Parent by Group Inc., this facility was terminated and the Company entered into a credit facility with Group Inc. As of December 2020, there were no outstanding borrowings under this facility.

Note 8.

Other Liabilities

The table below presents other liabilities by type.

$ in millions	As of December 2020
Payables to affiliates	$ 8,244
Accrued expenses and other	3,473
Total	$ 11,717

In the table above, accrued expenses and other includes a payable of $2.2 million to Motif Investing, Inc. based on an estimate of contingent consideration to be paid for certain brokerage accounts that the Company acquired in May 2020. See Note 6 for further information about the acquisition from Motif Investing, Inc.

Note 9.

Contingencies and Guarantees

Contingencies — Legal Proceedings
See Note 13 for information about legal proceedings.

Guarantees
Indemnities and Guarantees of Service Providers. The Company provides guarantees to securities clearinghouses under standard membership agreements, which require members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral.

In connection with the Company's clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them. The Company's obligations in respect of such transactions are secured by the assets in the client's account, as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client.

The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the Company will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 2020.

Other Representations, Warranties and Indemnifications. In the ordinary course of business, the Company may provide representations and warranties and could be exposed to potential losses caused by a breach of such representations and warranties. Management believes it is unlikely that the Company will have to make material payments in connection with any such representations and warranties, and no material liabilities have been recognized in the statement of financial condition as of December 2020.

Note 10.

Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of general operations.

The Company incurs a service charge from the Parent for certain overhead and operating expenses. The service charge also includes a quarterly royalty license fee for the use of the Parent's proprietary software. The Company generally reimburses the Parent monthly for the service charge. As of December 2020, the amount due to the Parent for the service charge was $6.2 million. In addition, the Parent pays all direct vendor payments, payroll and taxes on behalf of the Company. As of December 2020, there was $2.0 million due to the Parent for such expenditures.

The Company provides trade execution, clearance and settlement and other related services under an agreement with First Affirmative Financial Network, LLC (First Affirmative). Prior to the acquisition of the Parent by Group Inc., First Affirmative was a related party of the Company. In connection with the acquisition, First Affirmative was sold and the Company continues to provide these services to First Affirmative under a transaction service level agreement. First Affirmative collects certain fees from its customers and remits them to the Company on a regular basis. As of December 2020, there was no amount due to the Company.

Note 11.

Income Taxes

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted in March 2020. The CARES Act includes tax relief for businesses affected by the novel strain of coronavirus. The CARES Act did not have a material impact on the Company's statement of financial condition.

Provision for Income Taxes

Prior to September 18, 2020, the Company was included in the federal and certain state income tax returns filed by the Parent, and it filed certain other separate state income tax returns. The Company computed federal and state income taxes on a modified separate company basis and the amount of current tax or benefit calculated was either remitted to or received from the Parent for consolidated returns and, for states that require separate returns, the current tax was remitted or received from the state directly.

Starting on September 18, 2020, the Company is included with Group Inc. and its subsidiaries in the consolidated corporate federal as well as consolidated or combined state and local tax returns. The Company is taxed as a corporation for U.S. federal income tax purposes. As a corporation, the Company is subject to U.S. Federal and various state and local income taxes on its earnings. The Company computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to a tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. The Company's state and local tax liabilities are allocated to reflect its share of the consolidated or combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2020, the Company had no valuation allowance to reduce deferred tax assets. Tax assets are included in other assets and tax liabilities are included in other liabilities.

The table below presents information about deferred tax assets.

$ in thousands	As of December 2020
Deferred tax assets	
Depreciation and amortization	$ 428
Reserves	288
Compensation and benefits	57
Total deferred tax assets	$ 773

Notes to Statement of Financial Condition

Unrecognized Tax Benefits

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2020, the Company had no liability related to uncertainty in income taxes.

Regulatory Tax Examinations

The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations, such as Virginia. All tax years ending prior to September 18, 2020, including and subsequent to 2017, remain open to examination by the taxing authorities.

The Company will be included in the federal, state and local examinations of GS Group beginning on September 18, 2020. GS Group has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2021. This program allows GS Group to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. The 2020 tax year remains open to examination by the taxing authorities.

The Company believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 12.
Credit Concentrations

The Company's concentrations of credit risk arise from margin lending, clearing corporation deposit requirements, unsettled securities transactions, and fees owed from clients. These activities expose the Company to different industries and counterparties and may also subject the Company to a concentration of credit risk to a particular counterparty or clearing corporation. The Company seeks to mitigate credit risk by monitoring exposures, obtaining collateral from counterparties for margin loans, and ensuring that customers have sufficient cash in their accounts before trades are executed.

The Company measures and monitors its credit exposure based on amounts owed to the Company after taking into account risk mitigants that management considers when determining credit risk.

As of December 2020, the Company had $21.8 million of cash deposits held at U.S. Bank, of which, $0.3 million is insured by the Federal Deposit Insurance Corporation. These cash deposits are included in cash.

As of December 2020, the Company had credit exposure related to a deposit with a clearing corporation which represented 16% of total assets. The Company did not have credit exposure to any other external counterparty that exceeded 2% of total assets.

The Company provides platform trading services to registered investment advisory firms. The Company's current customer base is concentrated in a way such that the loss of certain of these customers could have a negative impact on the operating results of the Company.

Note 13.
Legal Proceedings

The Company is involved in a number of arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Management is generally unable to estimate a range of reasonably possible loss for matters including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the Company's financial condition, though the outcomes could be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period.

Notes to Statement of Financial Condition

Note 14.

Employee Incentive Plans

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period. Forfeitures are recorded when they occur. Cash dividend equivalents are paid on outstanding restricted stock units (RSUs).

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2018) (2018 SIP), which provides for grants of RSUs, restricted stock, dividend equivalent rights, incentive stock options, nonqualified stock options, stock appreciation rights, and other share-based awards, each of which may be subject to performance conditions. The 2018 SIP is scheduled to terminate on the date of Group Inc.'s annual meeting of shareholders that occurs in 2022.

Restricted Stock Units

Group Inc. grants RSUs (including RSUs subject to performance conditions) to employees, which are generally valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting and delivery transfer restrictions. RSUs generally vest and underlying shares of common stock deliver (net of required withholding tax) as outlined in the applicable award agreements. Award agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and, in certain cases, conflicted employment. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. RSUs generally deliver over a three-year period. The subsequent amortization of the cost of these RSUs is allocated to the Company by Group Inc.

The table below presents the 2020 activity related to stock settled RSUs.

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Beginning balance	–	–	$ –	$ –
Granted	1,876	–	$ 256.98	$ –
Vested	(814)	814	$ 256.98	$ 256.98
Ending balance	1,062	814	$ 256.98	$ 256.98

In the table above:

- The weighted average grant-date fair value of RSUs granted was $256.98 during 2020.

- The aggregate fair value of awards that vested was $0.2 million during 2020.

In relation to 2020 year-end, during the first quarter of 2021, employees were granted 618 RSUs, which require future service as a condition of delivery for the related shares of common stock. These awards are subject to additional conditions as outlined in the award agreements. Generally, shares underlying these awards, net of required withholding tax, deliver over a three-year period, but are subject to post-vesting and delivery transfer restrictions through January 2026. These grants are not included in the table above.

As of December 2020, there was $0.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.32 years.

Employees of the Company were previously eligible to participate in a stock-option plan established by the Parent. In 2020, there were no options granted to employees of the Company. The stock-option plan was terminated in conjunction with the acquisition of the Parent by Group Inc.

Notes to Statement of Financial Condition

Note 15.

Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to regulatory capital requirements including those imposed by the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. Rule 15c3-1 of the SEC specifies uniform minimum net capital requirements, as defined, for its registrants, and also effectively requires that a significant part of the registrants' assets be kept in relatively liquid form. The Company has elected the alternative method of compliance under Rule 15c3-1, whereby "required net capital," as defined, is the greater of 2% of aggregate debit items," as defined, arising from customer transactions or $0.3 million.

As of December 2020, the Company had regulatory net capital, as defined by Rule 15c3-1, of $24.3 million, which exceeded the amount required by $24.1 million.

Note 16.

Subsequent Events

In February 2021, the Company completed the sale of certain brokerage accounts and related balances to Interactive Brokers LLC for $4.2 million, subject to certain working capital adjustments. See Note 6 for further information about the sale.

The Company has evaluated events through March 18, 2021, the date on which the statement of financial condition was issued, and determined that there were no other material events or transactions that would require recognition or additional disclosure in this statement of financial condition.